NEWS RELEASE	ELD No. 13-09
TSX: ELD NYSE: EGO	July 16, 2013

Eldorado Update

(All figures in US dollars unless otherwise noted)

VANCOUVER, BC – Paul N. Wright, Chief Executive Officer of Eldorado Gold Corporation, (“Eldorado” the “Company” or “we”) provides an update pertaining to decisions and actions affecting the Company’s business.

In light of the recent significant decline in gold price the Company has and continues to critically review and make modifications to its operating plan to ensure the Company continues to remain a low cost, profitable, growing gold company.

The Company has revised its operating plan in a manner that ensures the Company’s ability to further develop its business based on a gold price of $1,250/oz for the foreseeable future. As a result the following decisions and actions have been initiated in the following areas:

Exploration

Exploration budget originally planned for $98.5 million for 2013 has been reduced to $51.0 million with the emphasis on mine site and brown fields exploration. The Company presently envisages 2014 exploration expenditure to be at or below this level of spend.

Kisladag Expansion Deferred

The full Kisladag expansion as envisaged will be deferred pending improvement in metal prices. The capital programme required to replace the existing mining fleet with larger loading and haulage equipment and electrification of the mine will continue through 2014. This investment will contribute to the mines ability to maintain low unit mining costs as the open pit deepens and haulage distances increase. The Company will continue to complete the amended Environmental Impact Assessment application for the full expansion and expects to have full approval of this application by year end.

2013 Capital Expenditure Reductions

The Company planned to spend approximately $670 million in 2013 (sustaining capital $170 million, development capital $500 million). This has been revised down to a total expenditure of $430 million.

Development Project Schedule

Taking into account the Company’s existing strong cash balance as well as cash flow from operations at an assumed realized gold price of $1,250 /oz. gold, we are adjusting the pace of development of our suite of projects. Table I summarizes the changes.

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Table 1

Project	Original Production Start	Revised Production Start
Skouries	2015	2016
Perama	2015	2016
Certej	2015	2016 / 2017

Dividend Policy

The Company’s dividend policy will be reviewed by the Company’s Board of Directors at the upcoming quarterly board meeting to ensure that the policy fits the Company’s current development spending plans.

“With the Company’s strong balance sheet and low production costs the Company remains well equipped to grow its high quality business, albeit at a slower pace than previously envisaged. The Company’s mines continue to deliver in accordance with plan in terms of both production and costs underpinning Eldorado’s ability to progress its development projects. The strong second quarter operating performance of our mines enables year end guidance of 745,000 ounces of gold with cash costs of $520/oz. This is in line with original guidance provided of 705,000 – 760,000 ounces at cash costs of $515-530/oz,” commented Paul N. Wright, Chief Executive Officer.

Eldorado is a gold producing, exploration and development company actively growing businesses in Turkey, China, Greece, Brazil, and Romania. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that our company is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

Chief Executive Officer

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited, to the Company’s update.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following:  gold price volatility;

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discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 28,2013.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact:

Nancy Woo, VP Investor Relations
Eldorado Gold Corporation
Phone: 604.601-6650 or 1.888.353.8166	1188, 550 Burrard Street
Fax: 604.687.4026	Vancouver, BC V6C 2B5
Email: nancyw@eldoradogold.com	Web site: www.eldoradogold.com
Request for information packages: laurelw@eldoradogold.com

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